EXHIBIT 4.4

                                    AGREEMENT

      THIS AGREEMENT, (the "Agreement") is made and entered into as of September 13, 2003 by and between Hudson Valley Home Builders & Developers Corp, also doing business as Hudson Valley Global Partners Company, a New York company organized under the laws of the State of New York, Service of Process shall be to all of the following Stone & Stone 100 West 57th Street New York NY 10019 and Moshe Kraus of 33 Lenore Avenue, Monsey New York 10954 and David Gold of 2 Windward Lane Wesley Hills NY 10952. ("Hudson"), and Consumers Financial Corp., a company organized under the laws of the State of Pennsylvania, having executive offices at 132 Spruce Street, Cedarhurst, New York 11516 (the "Company").

                                   WITNESSETH:

      WHEREAS, Hudson is engaged in, among other things, the business of providing advisory services and sources of business development with an expertise in real estate transactions and has advised Consumers that it, may have, directly and indirectly, the ability to provide financing to Consumers and/or its investments;

      WHEREAS, Hudson is desirous of securing financing for real estate investment transactions proposed to been engaged in by Consumers and/or its affiliates;

      WHEREAS, Consumers desires to engage Hudson to provide certain services to Consumers as set forth herein, and Hudson desires to be so engaged by Consumers;

      WHEREAS, each of Consumers and Hudson believe it to be in their respective best interest to set forth the terms of the mutual understandings and agreements reached between them with respect to the subject matter hereto, as more particularly provided below;

      NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, in tending to be legally bound, hereby agrees as follows:

      Section 1. Financing. Upon the terms and conditions herein set forth, Hudson will use its commercially; reasonable efforts to introduce through Hudson, funding sources comprised of institutions, individual investors, groups of investors, which Hudson has a relationship and reasonably believes have the financial capability to provide Consumers with its desired financing to consummate real estate transactions (the "Financing"). Hudson agrees that during the term of this Agreement it shall dedicate its commercially reasonable efforts to provide between $2,000,000 and $4,000,000 per month for the next thirty-six
(36) months. Consumers and/or its affiliates shall use its commercially reasonable efforts to consummate a maximum of 10 real estate transaction each 12-month period.


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Notwithstanding the services to be provided by Hudson hereunder, Hudson shall have the right to pursue any corporate goals it desires, including the right to fund public or private companies, funding the purchase of real estate, consulting activities for the purchase of real estate and or the acquisition of real property. Nothing in this agreement shall be construed to prevent Hudson from providing financing for the acquisition of any real estate deal.

Upon receiving notification ("Notice") and a copy of an executed contract on a real estate project requested to be funded for Consumers (a "Real Estate Deal"), Hudson shall within three business day inform Consumers of their decision to market the Deal to their investors, Within twenty-one (21) days of the Notice, Hudson shall inform Consumers in writing that it and/or its investors have firmly committed and ready, willing and able to finance the Real Estate Deal as set forth in the Notice and within twenty-one (21) business days from the expiration of the 21-day period commencing on the date of Notice (the "Financing Date"), Hudson and/or the investors shall deposit the requisite funding as described below.

All investor funds shall be distributed as follows:

1. 70% of the Financing for the Real Estate Deal shall be placed into an escrow account (subject to escrow agreement to be mutually agreed) to purchase the property.

2. If elected by the investor, 30% of the investor funds (which is earmarked for the purchase of the property) shall be placed into an escrow account ("Shares purchase Escrow"), subject to an escrow agreement to be mutually agreed which shall be utilized to purchase shares in Consumers. All shares purchased will remain in an escrow and released upon the completion of each Real Estate Deal. 10% of the amount of the Share Purchase Escrow shares will be registered in names of Hudson and 90% of said amount will be registered in the name of the investors. If the investors do not elect as described above, then 100% of the Financing for the Real Estate Deal shall be placed in an escrow account (subject to escrow agreement to be mutually agreed) in purchase property.

3. The proceeds of all funds that flow to Consumers as a result of share purchase by the investors shall be placed into an escrow account and shall be sued of the sole purpose of purchasing the said property. In the event the purchase of the property is not consummated the funds shall be returned to the investors within 24 hours and any stock registered to Hudson and the investors shall be returned to Consumers.

      Notwithstanding the services to be provided by Hudson hereunder, nothing in this Agreement to otherwise shall require Consumers to consummate any Real Estate Deal. The determination of whether or not to consummate any transaction shall at all times remain within the discretion of Consumers. Hudson will have a right not to consummate a transaction if the Real Estate Deal or any details have changed unless agreed in writing by Hudson and investors.



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In the event funds have been transferred to the joint escrow account of
Consumers & Hudson and Consumers chooses not to consummate a real estate transaction all Funds shall be released without any deduction within 24 hours.

      Section 2. Participation in the Transaction.

      (a) Hudson and the Investors shall be entitled to 60% of the equity of the Real Estate Deal, of which Hudson shall receive a maximum of 10% of said 60%. Consumers shall receive 40% of the equity of the Real Estate Deal. If Hudson provides evidence to Consumers that it needs to distribute additional equity of more than 1% to a co-consultant, or for introduction a consultant for a Real Estate Deal, Hudson and Consumer each agrees to contribute up to 1% of their equity thereof.

      (b) The Share Purchase Escrow shall be utilized to purchase common stock of Consumers in four equal branches on a weekly basis commencing on the Financing Date, with the purchase price per share being the weighted average of a share for the previous 30-days prior to the purchase date (i.e., the Financing Date and each date thereafter on a weekly basis) plus a 20% premium. By way of illustration, if $300,000 is being used to purchase stock, the Financing date is Friday and the weighted average is $1, then $75,000 of shares shall be purchase at $1.20 on the Financing Date. On the next consecutive three Friday's, an additional 75,000 shares shall be purchased at the appropriate previous 30-day average plus a 20% premium. The purchase of common stock provided in this
Section 2(c) shall hereinafter be referred to as the "Premium Shares".

      (c) If the Real Estate Deal is not consummated as a result of actions or omissions of the other party to the Deal (i.e., the seller of the property), Consumers shall bear the responsibility of all costs and fees associated with the proposed transaction. If the Deal does not close because Hudson and/or its investors do not release the funds that have been placed in escrow, then Hudson and investors shall be responsible for all costs and fees associated therewith provided that the Real Estate Deal has not changed or deviated as presented to Hudson and the investors.

      (d) Four each Real Estate Deal which Hudson has financed, Hudson shall be entitled to an amount of which is equal to ten percent (10%) of the aggregate consideration received by Consumers and its affiliates from Hudson and its investors for the Real Estate Deal. Said amount shall be equal to 10% of all funds transferred by Hudson to escrow accounts of Hudson or its affiliates. Said amount shall be paid upon the closing of the Deal by Consumers.


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      Section 3. Warrant. Consumers shall issue to Hudson and the investors upon the financing of a Real Estate Deal a warrant (the "Hudson and investors Warrant") to purchase shares of common stock of Consumers equal to 10% of the dollar amount of the Share Purchase Escrow 10% to Hudson and 90% to the investors in the Deal, pro ratably in proportion to the 60-day average of the shares of common stock prior to the end of the applicable calendar year minus 20%. The Hudson and investors Warrant shall be exercisable for one year after the date of issuance.

      Section 4. Restrictions on Stock Registration Rights. Each person or entity receiving Premium Shares and Hudson and investor Warrant shall execute a lock up agreement with Consumers agreeing that for a period of two years after issuance thereof not to directly or exercise of Hudson and investors Warrants.

      Consumers shall commence the process of filing a registration statement for the sale of said shares with the Securities and Exchange Commission (the "SEC") within 24 months. In addition, if Consumers files a registration statement of behalf of any selling security holder at any time after such 18-month period (other than on a registration statement on Form S-4, S-8 or their then equivalents relating to equity securities to be issued solely in connection with any registration of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans). Consumers shall include the above described shares therein. Furthermore, Consumers shall use its commercially best efforts to ensure that the shares will be registered on the two-year anniversary of the date of the lock-up.

      In addition to the foregoing, a any time after the lock-up period expires that the holder thereof desires to transfer or dispose of its shares, it must first notify Consumers and Consumers shall have a right of first refusal to purchase the shares from the holder thereof at the current market price.

      Consumer agrees to notify Hudson after the filing by Consumers with the SEC of any notification of sales by management, insiders, affiliates or control persons of any shares of Consumers (i.e., Forms 4 and Schedule 13D filings).

      Section 5. Property Management. A limited liability company (the "LLC") shall be established for each Real Estate Deal funded by Hudson and investors, to be comprised of the investors and Consumers. All management decisions of the LLC regarding the consummation of the Real Estate Deal shall be made jointly by the Consumer and the investors. Investors and Consumers shall have equal voting rights to make strategic decisions consisting of re-financing, selling or major renovation of the property. Consumers agrees that on a monthly basis it will submit written reports regarding the property to Hudson and Investors. Hudson and Investors shall also be entitle to review Consumers' books and records regarding the appropriate Real Estate Deal. Furthermore, Hudson and investors shall also be entitled to review the Property Management Companies books and records regarding the appropriate Real Estate Deal. If the


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Investors appoint Hudson in writing as their representative for making the management decisions and having the voting rights described above Consumers shall accept said appointment.

      Section (a) In accordance with the terms and provisions of the Management Agreement executed by Spartan Properties, LLC and Consumers, Consumers and the investors (or Hudson if Hudson has been appointed by the investors) shall have the right to replace the manager immediately upon the negligent acts or omissions of the manager. Hudson and Consumer agree to appoint a non-interested third party as an arbitrator to be appointed no later than 48 hours prior to the closing of the first Real Estate Deal funded by Hudson. The arbitrator shall determine whether negligence was committed by the property manager. If an arbitrator cannot be mutually decided between the parties, the rules of the American Arbitration Association shall be utilized in appointing said individual

      Section 6. Independent Contractor; No Authority to Bind. Hudson is and shall at all times be an independent contractor with respect to the services that it is rendering to Consumers pursuant to this Agreement and Hudson shall at no times be an affiliate, employee, agent, partner or representative of Consumers and Hudson shall not take any action nor in any way hold itself out as such. At not time shall Hudson have any authority or power to bind Consumers or to act on behalf of Consumers any manner, including without limitation, making any direct or indirect representation or covenant by Consumers to any third party. Notwithstanding the foregoing, Consumers agrees that Hudson will be entitled to use the information Consumers prepares and/or sends to Hudson.

Consumers and Hudson shall provide an errors or omissions policy to cover any negligence by Consumers or Spartan Properties or Hudson, as the case may be. Said policy shall be issued at tie of first closing and is required to be in full force and effect as long as any properties financed by Hudson and its investors are not sold.

      Section 7. Representations and Warranties. Consumers hereby represents and warrants to Hudson, and Hudson hereby represents and warrants to Consumers that:

      (i) The executions and deliver by such party, and the performance by it of its obligation hereunder, have been duly and validly authorized by all requisite action on its parent. This Agreement, when executed and delivered, will be a legally valid and binding obligation of such party, enforceable against it in accordance with its terms.

      (ii) The Execution and deliver of this Agreement and the performance of its obligations hereunder do not, as of the date hereof, (a) conflict with or violate the provisions of its consistent documents or (b) require the filing with, or any permit, authorization, consent or approval of, any governmental entity,

      Hudson further represents and warrants: that the services to be rendered by it hereunder shall under no circumstances include the following, whether directly or indirectly:


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      A.    Any activities which could be deemed by the SEC, NASD or any other regulatory authority (collectively, "Regulatory Agency") to constitute investment banking or any other activities requiring Hudson to register as a broker-dealer under the Securities Exchange Act of 1934, as amended.

      B. Any activities which could be deemed by any Regulatory Agency to be in connection with the offer or sale of securities in a capital raising transaction.

      C. Any activities which promote or maintain a market for Consumers securities.

      Section 8. Confidentially and Non-Circumvent. Within 10 days from the date hereof, Hudson and Consumers shall enter into a Confidentiality and Non-Circumvent Agreement with Hudson.

      Section 9. Non-Exclusive. Hudson Engagement hereunder by Consumers shall be non-exclusive and Consumer shall be entitled to retain other persons and entities to provided services similar to that being provided by Hudson hereunder. Upon written confirmation by Hudson that it has firmly committed to fund a Real Estate Deal and the funding has been escrowed within 21 days as provided in Section 2 above, then Consumers shall not accept funding for such Deal from any other source (without the written approval of Hudson) and Hudson and its investors must utilize the funds for said Real Estate Deal unless the Real Estate Deal has changed or deviated from the Deal initially prescribed to Hudson.

      Section 10. Hudson Indemnification. Hudson shall indemnify and hold harmless Consumers and its affiliates and their respective successors and assigns, and shall reimburse such parties for, any loss, liability, claim, damage, expense (including but not limited to, cost of investigation and defense and attorneys' fees and expenses) (collectively, "Damages"), arising from or in connection with (a) any inaccuracy or breach of any of the representations and warranties of Hudson in this Agreement or in any agreement, certificate or document delivered by Hudson to Consumers, or any notions, omissions or statements of fact inconsistent with any material respect any such representation or warranty, (b) any failure by Hudson to perform or comply with any agreement, covenant or obligation in this Agreement or in any agreement, certificate or document delivered in connection therewith, or (c) any litigation, action, claim proceeding or investigation by any third party relating to or arising out of the business or operations of Hudson.

      Section 11. Consumers Indemnification. Consumers shall indemnify and hold harmless Hudson and its affiliates and their respective successors and assigns, and shall reimburse such parties for, any loss, liability, claim, damage, expense (including, but not limited to, costs of investigation an defense and attorneys' fees and expenses) (collectively, "Damages"), arising from on in connection with (a) any inaccuracy or breach of any of the representations and warranties of Consumers in this Agreement or in any agreement, certificate


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or document delivered by Consumers to Hudson, or any actions, omissions or statements of fact inconsistent with in any material respect of any such representation or warranty, (b) any failure by Consumers to perform or comply with any agreement, covenant or obligation in this Agreement or in any agreement, certificate or document delivered in connection therewith, or (e) any litigation, action, claim, proceeding or investigation by any third party relating to or arising out of the business or operations of Consumers.

      Section 12. Governing Law; Consent to Jurisdiction; Fees. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, with reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to Binding arbitration in the State of New York.

      Section 13. Termination of Agreement. This Agreement may be terminate at any time by either Consumers or Hudson upon written notice to the other party hereto at the address of such party set forth in the first paragraph of this Agreement. Such termination shall be effective immediately upon the receipt of such notice to such other party. The termination of this Agreement shall not relieve either party hereto of any of its obligation which arose prior to such termination.

      Section 14. Assignment; Successors and Assigns; No Third Party Rights. This Agreement may not be assigned by operations of law or otherwise, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, if any, and legal representative. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, permitted assigns, if any and legal representative and is not intended, nor shall be ?????????, to give any person, other than the parties hereto and their respective successors, ???????? assigns, if any, and legal representatives, any legal or equitable right, remedy or claim hereunder, Hudson reserves the right to share this any fees stock, or profits deriving from this agreement with co-consultants without the consent of Consumers.

      Section 15. Notices. All notices and other communication under this Agreement shall be in writing and shall be deemed given when (i) delivered by hand, (ii) Mail, Federal Express or other nationally recognized overnight delivery service or registered or certified mail, return receipt requested, to all three addresses set forth on the first page of this Agreement (or to such other addresses, or facsimile number as a party may specify by notice given in the other party pursuant to this provision).

      Section 16. Counterparts. This Agreement may be executed in one or more counterparts and by facsimile, each of which shall be deemed an original agreement, by all of which together shall constitute one and the same instrument.


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      Section 17. Titles and Headings. The heading in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

      Section 18. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understanding between them with respect to such matters.

      Section 19. Amendment and Modification; Waiver. This Agreement may only be amended or modified in writing signed by the party against whom the enforcement of such amendment or modification is sought.

      Section 20. Further Assurances. From and after the date of this Agreement, Hudson and the investors shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      Section 21. No Strict Construction. Each of Consumers and Hudson acknowledge and agree that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly consigned against either party by reason of the person drafting any given provision hereof. Hudson further agrees and acknowledges that it has had this Agreement fully explained to it by counsel of its own choosing.


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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Hudson Valley Home
Builders & Developers Corp.,
also doing business as Hudson
Valley Global Partners Company.

By
    -------------------------
Name:                                   September,
Title: Director


By
    -------------------------
Name:                                   September 14, 2003
Title: Director


By
    -------------------------
Name:                                   September 15, 2003
Title:



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